Exhibit 1.01

Dynamic Materials Corporation
Conflict Minerals Report
For The Year Ended December 31, 2014

Introduction

This is the Conflict Minerals Report of Dynamic Materials Corporation (“DMC”) for calendar year 2014 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Unless the context indicates otherwise, the terms “DMC,” “we” and “our” refer to Dynamic Materials Corporation and its consolidated subsidiaries. Please refer to Rule 13p-1, DMC’s Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Where the reasonable country of origin inquiry (“RCOI”) indicated that raw materials which we purchased and were incorporated in our Products may have contained Conflict Minerals from the Conflict Areas, we expanded the RCOI into due diligence, as required under paragraph (c)(1) of Rule 13p-1.

Due Diligence Framework

DMC’s due diligence framework was designed in accordance with OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition, 2012) (the “OECD Framework”), an internationally recognized due diligence framework.

Due Diligence Measures Undertaken

DMC’s due diligence included the following processes:

•	Adopted a Conflict Minerals Compliance Policy in 2013 governing the supply chain of Conflict Minerals from the Conflict Areas.

•	Communicated DMC's Conflicts Mineral Compliance Policy to our employees and vendors.

•	Created an internal Conflict Minerals Compliance Team to design and lead DMC's due diligence and risk mitigation efforts.

•	Identified all vendors from which DMC purchased raw materials during 2014.

•	Requested that each such vendor provide DMC information about the extent to which its products purchased by DMC did or did not include any Conflict Minerals.

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Obtained (as the preferred reporting format from each vendor) a completed Conflict Minerals Reporting Template, which was developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative ("EICC/GeSI")

•	Identified any vendor who, in its response to DMC, indicated that its product(s) may have contained Conflict Minerals from the Conflict Areas.

•	One vendor disclosed that materials acquired from one of its suppliers included Conflict Minerals which originated from a Covered Country.

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As described below, verified that this supplier was listed as compliant with the Conflict-Free Smelter Program assessment protocols of the Conflict Free Sourcing Initiative and thus did meet the requirements for classification as a Conflict-Free Smelter.

Product Description

Consistent with the Securities and Exchange Commission’s Order Issuing Stay (File No. S7-40-10) dated May 2, 2014, and related Statement dated April 29, 2014, DMC is providing information regarding its efforts to determine which, if any, of DMC’s Products contain any Conflicts Minerals from the Covered Countries.

•	Products: certain liners and related materials containing tin used in the DynaEnergetics division.

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Facilities Used to Produce the Conflict Minerals/Efforts to Determine Mine or Location of Origin: Of the approximately twenty-five tin smelters that our vendors identified as being the source of these materials, approximately twenty-three are listed on the Conflict-Free Tin Smelter list published by the Conflict Free Sourcing Initiative. The two others were under audit by the Conflict Free Sourcing Initiative as part of the process to be added to that list.

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Country of Origin: Of the tin determined to originate from any Covered County, a majority of smelter intake was reported as having originated from Rwanda and the Katanga Province of the Democratic Republic of the Congo.

Independent Private Sector Audit

Pursuant to Rule 13p-1, no independent audit is required.

Risk Mitigation/Future Due Diligence Measures

For reporting for the year ending December 31, 2015, DMC plans to continue to implement steps to improve information gathered from its RCOI and due diligence processes to mitigate the risk further that its necessary conflict minerals do not benefit armed groups. The steps include:

•	Continuing efforts to increase the response rate from vendors;

•	Expanding the implementation of conflict minerals assessment in the vendor approval process beyond those divisions which implemented the assessment in 2014;

•	Evaluating joining the Conflict Free Sourcing Initiative or other third party due diligence initiatives; and

•	Reviewing-and enhancing where we deem appropriate-the composition and training of the internal DMC group leading DMC’s conflict minerals compliance efforts.

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